FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 October 2012

HSBC TO SELL PROPERTY VISION HOLDINGS LIMITED TO MANAGEMENT

HSBC Private Bank (UK) Limited, a wholly owned subsidiary of HSBC Holdings plc, has agreed to sell 100% of Property Vision Holdings Limited to PV Acquisition Limited, a company set up by members of Property Vision's current management team.

Property Vision, acquired by HSBC Private Bank (UK) Limited in 2001, specialises in finding UK property and providing advice on purchasing property to private clients. At 30 June 2012, the business had gross assets of US$7.2m.

HSBC Private Bank will continue to introduce its clients to Property Vision under a referral agreement to be entered into at completion.

The sale of this non-core business represents further progress in the execution of the HSBC Group's strategy and completion of the transaction is expected during the fourth quarter of 2012.

Media enquiries to:
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com
Médard Schoenmaeckers	+41 (0) 58 705 3355	media.relations@hsbcpb.com

Notes to editors:

1.  HSBC Private Bank
HSBC Private Bank is the marketing name for the private banking business conducted by the principal private banking subsidiaries of the HSBC Group worldwide. HSBC Private Bank provides services to high net worth individuals and their families throughout Europe, the Americas, the Asia-Pacific region, the Middle East and Africa. Private Banking and Wealth Management Services in and from the United States are offered through HSBC Private Bank Americas, a division of HSBC Bank USA, N.A., and HSBC Private Bank International in Miami.

At 30 June 2012 total client assets were US$497bn.

2.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                     Date: 01 October 2012